# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yunji Inc., CIK 0001759614
CUSIP: 98873N305*
Title of class of securities: Class A Ordinary Shares, $0.000005 par value per share
Address of issuer's principal executive offices: 18/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 310000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001483503

## Reporting persons
- TB Alternative Assets Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 83,353,200; shared voting power 0; sole dispositive power 83,353,200; shared dispositive power 0; aggregate amount beneficially owned 83,353,200 (4.23% of the class)
  Comment: * There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98873N305 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Market under the symbol "YJ." Each American Depository Share represents 400 Class A Ordinary Shares.
  
  ** Number of shares beneficially owned as of 30 Sep 2026. Includes 208,383 American Depositary Shares ("ADSs"). Each ADS represents 400 Class A Ordinary Shares.
  
  *** Calculation is based on 1,970,216,000 outstanding ordinary shares for all classes as of 30 Sep 2026.

## Item 1. Issuer
Name of issuer: Yunji Inc.
Address of issuer's principal executive offices: 18/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou, 310000, Zhejiang Province, People's Republic of China

## Item 2. Person Filing
Name of person filing:
TB Alternative Assets Ltd

This statement is filed by TB Alternative Assets Ltd, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, with respect to the portion of the Class A Ordinary Shares (as defined by 2(d) below) held by Trustbridge Partners IV LP, a Cayman registered private equity fund. TB Alternative Assets Ltd acts as the investment adviser of the investment manager of Trustbridge Partners IV LP.
Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 83,353,200
Percent of class: 4.23%
Sole power to vote or to direct the vote: 83,353,200
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 83,353,200
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TB Alternative Assets Ltd: /s/ Shujun Li, Shujun Li/ Director (11/02/2026)